

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 28, 2011

Via E-mail
Jeffrey J. Horowitz
Chief Executive Officer
Vitacost.com, Inc.
5400 Broken Sound Blvd., NW, Suite 500
Boca Raton, FL 33487

> **Re: Vitacost.com, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed June 16, 2011**
> **File No. 1-34468**

Dear Mr. Horowitz:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 30

Critical Accounting Policies and Estimates, page 31
Goodwill, page 33

1. Please provide information for investors to assess the probability of future goodwill impairment charges. For example, please disclose whether any of your reporting units are at risk of failing step one of the impairment test or that the fair value of each of your reporting units are substantially in excess of carrying value and are not at risk of failing step one. If a reporting unit is at risk of failing step one, you should disclose:

   - the percentage by which fair value exceeded carrying value at the date of the most recent step one test;

- the amount of goodwill allocated to the reporting unit;

- a detailed description of the methods and key assumptions used and how the key assumptions were determined;

- a discussion of the degree of uncertainty associated with the assumptions; and

- a description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Please refer to Item 303(a)(3)(ii) of Regulation S-K, which requires a description of known uncertainties, and Section V of the Commission's Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations, SEC Release No. 34-48960, issued December 19, 2003 and available on our website at www.sec.gov.

Liquidity and Capital Resources, page 37

2.   Please revise your disclosure to identify any known trends or any known demands, commitments, events or uncertainties that will result in or that are reasonably likely to result in your liquidity increasing or decreasing in any material way. For example, please discuss the equity capitalization issue, legal proceedings and tightening of credit terms by your suppliers if they will result in or are reasonably likely to result in your liquidity materially decreasing. Refer to Item 303(a)(1) of Regulation S-K.

Item 8. Historical Financial Statements and Supplementary Data, page 39

Notes to Consolidated Financial Statements, page 46

3.   Please tell us how you considered the disclosure requirements of ASC 280-10-50 and Rule 3-03(e) of Regulation S-X.

Note 1. Nature of Business and Significant Accounting Policies, page 46

Revenue Recognition and Shipping and Handling, page 48

4.   We note that you offered products that were maintained in third-party suppliers stock and that you refer to this inventory as virtual inventory. Please tell us and disclose whether sales of virtual inventory are recorded based on the gross amount billed to the customer or the net amount retained as a commission on the sale. Also tell us in detail and disclose the basis in GAAP for gross or net reporting, as applicable. Refer to ASC 605-45.

Note 10. Income Taxes, page 57

5.   Please tell us why the sum of the change in valuation allowance line items in the fiscal 2010 reconciliation of the federal statutory income tax rate to your effective tax rate does not equal the valuation allowance established in fiscal 2010 disclosed in the first table and last paragraph on page 58.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Yolanda Guobadia, Staff Accountant, at (202) 551-3562 or Adam Phippen, Staff Accountant, at (202) 551-3336 if you have questions regarding our comments. Please contact me at (202) 551-3344 with any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief